Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,					Three Months Ended March 31,
	2013	2014	2015	2016	2017	2017	2018
Income before income tax expense	$416,527	$333,752	$439,064	$414,436	$491,465	$145,954	$167,251
Add: Fixed charges	91,182	98,404	132,048	189,717	312,396	62,477	105,787

Total earnings	$507,709	$432,156	$571,112	$604,153	$803,861	$208,431	$273,038

Interest expense	$89,085	$95,815	$128,619	$185,908	$308,082	$61,412	$104,617
Rental expense, net of income	2,097	2,589	3,429	3,809	4,314	1,065	1,170

Total fixed charges	91,182	98,404	132,048	189,717	312,396	62,477	105,787

Preferred stock dividends	—	12,933	19,595	21,204	15,714	5,575	3,397
Total fixed charges and preferred stock dividends	$91,182	$111,337	$151,643	$210,921	$328,110	$68,052	$109,184
Ratio of earnings to fixed charges(1)	5.57	4.39	4.33	3.18	2.57	3.34	2.58

Ratio of earnings to fixed charges and preferred stock dividends(1)	5.57	3.88	3.77	2.86	2.45	3.06	2.50

(1)
For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.